April 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-216456

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds” and each a “Fund”), please find the following responses to the oral comments received on April 10, 2019 and April 16, 2019 from the staff of the Commission (the “Staff”), relating to the above referenced registration statements of the Funds originally filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2019, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Registration Statements”). For convenience of reference, the comments of the Staff have been reproduced herein. Page references herein refer to the Registration Statement of BREIF I. Each Fund proposes to make the changes described in the responses below in either an amendment to the Registration Statement or a final prospectus filed pursuant to Rule 497 under the Securities Act. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statements.

Registration Statement

Summary of Fees and Expenses

1.

On the December 31, 2018 financial highlights, total expenses are 5.74%, which includes the allocated incentive fee of 0.68%. The total expenses in the fee table is 5.06%, which also includes the allocated incentive fee of 0.68%. We are not sure why these are different. Supplementally provide the calculations that were used.

In response to the Staff’s comments 1 and 3, the Funds propose revising the fee and expense tables as set forth below. In the revised version presented herein, the Funds are assuming the average level of leverage experienced during the fiscal year 2018 (and will revise the footnotes to the summary fund fees and expenses table accordingly), which results in the fee and expense table total annual expenses (before expense reimbursement) matching the total expenses (before reimbursement and waiver) in the Fund’s financial highlights. The reason for the previous difference is that in the as-filed version of the fee and expense tables, the Funds assumed a level of leverage based on the level of 1940 Act leverage as of the end of the fiscal year. The Funds also propose revising the fee and expense tables to include a separate line item for interest expense on securities sold short, which were previously included in Other Expenses. The Funds supplementally provided the calculations for the fee and expense tables with the proposed revisions on April 23, 2019.

BREIF I

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	3.00%
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund):
Management Fee	2.24~~2.01~~%
Distribution and Service Fee	0.75%
Interest Expense on Repurchase Agreements	1.32~~0.91~~%
Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39~~0.71~~%
Incentive Fee	0.68%
Expense Reimbursement by the Investment Manager	(0.04%)
Total Annual Expenses	5.70~~5.06~~%

BREIF II

Advisor Class I Shares

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	None
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund attributable to Advisor Class I Shares):
Management Fee	2.28~~2.01~~%
Service Fee	0.25%
Interest Expense on Repurchase Agreements	1.28~~0.91~~%
Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39~~0.71~~%
Incentive Fee	0.64%
Expense Reimbursement by the Investment Manager	(0.04%)
Total Annual Expenses	5.16~~4.52~~%

Institutional Class II Shares

Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)	None
Maximum Early Withdrawal Fee	2.00%
Annual Expenses (as a percentage of net assets of the Fund attributable to Institutional Class II Shares):
Management Fee	2.25~~2.01~~%
Interest Expense on Repurchase Agreements	1.27~~0.91~~%
Interest Expense on Securities Sold Short	0.36%
Other Expenses	0.39~~0.71~~%
Incentive Fee	0.87%
Expense Reimbursement by the Investment Manager	(0.03%)
Total Annual Expenses	5.11~~4.50~~%

2.

The expense table footnotes state the leverage ratio used was 25.3%. However, as of December 31, 2018, total reverse repurchase agreements in the Master Fund were $488 million. When compared to the Master Fund’s assets, these reverse repurchase agreements seem to represent leverage that is significantly higher than the reported leverage ratio. Supplementally provide the calculations that were used.

The Funds have revised the fee and expense table to reflect a level of leverage in the form of reverse repurchase agreements equal to 33% of Managed Assets, which represents the Master Fund’s average level of leverage during the fiscal year ended December 31, 2018. Additionally, the Funds propose to add the following language in the fee table footnotes: “Certain portions of the Fund’s leverage are excluded from the Fund’s leverage calculations for purposes of determining compliance with the 1940 Act because they are not considered senior securities under the 1940 Act pursuant to applicable SEC staff guidance.” The Funds supplementally provided the calculations that were used by e-mail on April 23, 2019.

3.

The Fund has reimbursed the adviser for expenses previously waived in a prior fiscal year. In such situations where expenses are being paid back to the adviser, the Fund should use a separate line item in the fee table similar to the line item for the contractual fee waiver, rather than showing it in other expenses.

Please see the Funds’ proposed revisions to the fee and expense tables in response to comment 1. The Funds note that, while a footnote to the current version of the expense table indicates a recoupment, “Other Expenses” in the table included amounts that were reimbursed (not recouped) by the Investment Manager to the Fund. The Funds will revise the footnote accordingly. To the extent there is a recoupment in a future period, the Funds would note that in a separate line item in the fee and expense tables.

4.

We note that the lead-in to the hypothetical expense example says that the example uses total annual expenses excluding the incentive fee. It seems like the incentive fee was being included when you calculated it. Supplementally provide the calculations that were used.

The Funds note prong (iii) of the lead-in to the hypothetical expense example discloses that hypothetical expenses assume “a 5% annual return and the incentive fee that would result from such a return.” In response to the Staff’s comment, the Funds propose clarifying the lead-in to the hypothetical expense examples as follows (BREIF I shown as an example):

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment in the Shares, assuming (i) the maximum sales load, (ii) total annual expenses (excluding the incentive fee based on the Fund’s performance for the fiscal year ending December 31, 2018) of ~~4.38~~5.02% of net assets attributable to the Shares in years one through ten (which assumes the Fund’s use of leverage through Borrowings in an aggregate amount equal to the average level of leverage during the fiscal year ended December 31, 2018~~2017~~ of 33.0~~38.4~~% of the Fund’s total assets) and (iii) a 5% annual return and the incentive fee that would result from such a return. The purpose of this table is to assist an investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. The table assumes the reinvestment of all dividends and distributions at net asset value. For a more complete description of the various fees and expenses of the Fund, see “Management of the Fund.”

As a result of the updates to the Funds’ summaries of fees and expenses noted above, the Funds will revise the amounts in the expenses examples as follows:

BREIF I

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$83	$189	$294	$554

BREIF II

Advisor Class I Shares

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$48	$145	$242	$486

Institutional Class II Shares

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$45	$137	$229	$464

The Funds supplementally provided the calculations that were used by e-mail on April 23, 2019.

5.	The Fund is a closed-end fund with a continuous offering period. Please explain how the Fund accounts for offering costs under US GAAP.

In accordance with ASC-946-20-25-6 and ASC 946-20-35-5, offering costs incurred prior to commencement of operations by funds with a continuous offering period should be accounted for as a deferred charge until operations commence and thereafter are amortized over twelve months on a straight-line basis. The Funds confirm that offering costs were deferred and thereafter amortized in accordance with the accounting literature. Subsequent to the commencement of operations, no offering costs have been charged to the Funds.

6.

With respect to BREIF II’s prospectus, in footnote 6 to the fee table, other expenses are based on the Fund’s average net assets of $0.06 million. Is that the correct number? The net assets at the beginning was $320 million and at the end was $215 million. Supplementally provide the calculations that were used.

The $0.06 million number relates to the net assets attributable to the Advisor Class I shares (for the fiscal year ended December 31, 2018, $0.062 million of average net assets were attributable to the Advisor Class I shares). The fee table for the Institutional Class II shares assumes net assets of $285.4 million.

Investment Strategies

7.

We note you are modifying your 80% policy to include debt of real estate-related companies. Later in the Registration Statements, please clarify how you define real estate-related for purposes of satisfying the names rule requirement.

The Funds consider a company to be “real estate-related” if a significant amount of its assets consist of real estate or real estate debt or if a significant amount of its revenue is derived from owning, operating, managing, constructing, servicing or providing similar services for real estate or real estate debt. The Fund will provide disclosure to this effect in its prospectus.

8.	On page 3, please clarify what you mean by “sub-performing” and “non-performing.”

In response to the Staff’s comment, the Funds propose revising the investment strategies as follows:

While the Master Fund invests primarily in “performing” real estate-related debt investments, the Master Fund may nonetheless invest in instruments of any credit quality at various levels of an issuer’s capital structure or retain investments that become “sub-performing” or “non-performing” following the Master Fund’s acquisition thereof. The Master Fund considers issuers with declining cash flows, an inconsistent history of timely principal and/or interest payments, or otherwise a high risk of becoming non-performing in the future to be “sub-performing,” and issuers who are delinquent or in foreclosure to be “non-performing.”

9.

We note that a significant portion of the investment portfolio is dedicated to selling credit protection on an index that tracks the performance of CMBS securities. To the extent this is part of the primary investment strategies of the Fund, please include appropriate disclosure within the registration statement to reflect such strategy and the associated risk. We note that the prospectus generally indicates that the Fund may invest in derivatives; however, it does not appear to highlight the specific derivatives strategy employed or describe the extent and exposure to such instruments.

In response to the Staff’s comment, the Funds propose revising the investment objectives and strategies and risk factors as follows:

Investment Objectives and Strategies

The Master Fund also uses derivatives and may invest up to 30% of its Managed Assets in derivatives. The Master Fund uses derivatives for investment and hedging purposes and as a form of Effective Leverage (as defined below). The Master Fund’s principal investments in derivative instruments include investments in total return swaps, credit default swaps, credit default swap indices (including mortgage-backed securities indices), interest rate swaps and foreign currency exchange contracts, but the Master Fund may also invest in futures transactions, options and options on futures, as well as other derivative instruments. The Master Fund may sell protection on credit default swap indices in order to efficiently gain exposure to a diverse pool of CMBS credits. The Master Fund includes the market value of derivatives that provide exposure to liquid investments in public and private real estate-related debt in determining compliance with the Master Fund’s investment policy of investing at least 80% of its Managed Assets in liquid investments in public and private real estate-related debt. See “Investment Objective and Strategies—Portfolio Investments—Derivatives,” “Risk Factors—Derivatives Risks” and “—Counterparty Risk.”

…

Credit Default Swaps. A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The Master Fund enters into credit default swap agreements and may enter into such agreements either as a buyer or a seller. The Master Fund may buy protection to attempt to mitigate the risk of default or credit quality deterioration in an individual security or a segment of the fixed income securities market to which it has exposure, or to take a “short” position in individual bonds or market segments (including through credit default indices) which it does not own. The Master Fund may sell protection in an attempt to gain exposure to the credit quality characteristics of particular bonds or market segments without investing directly in those bonds or market segments (including through credit default indices). . . .

The Master Fund may invest in synthetic mortgage-backed securities (“MBS”) in the form of credit default swaps on MBS. This includes swaps for which the reference obligation is an MBS or related index, such as the CMBX Index (a tradeable index referencing a basket of CMBS), the TRX Index (a tradeable index referencing total return swaps based on CMBS) or the ABX Index (a tradeable index referencing a basket of sub-prime MBS). The Master Fund may engage in other derivative transactions related to MBS, including purchasing and selling exchange-listed and over-the-counter put and call options, futures and forwards on mortgages and MBS. In addition, the Master Fund may invest in credit default swap indices (e.g., CMBX or CDX). A credit default swap index is a credit derivative used to hedge credit risk or to take a position on a basket of credit entities. In a credit default swap index, the buyer of protection is obligated to make ongoing payments to the seller of protection and in return the seller of protection is obligated to make a payment to the buyer of protection on the swap if a credit event occurs on one of the securities in the index. The size of the credit event payment is equal to what would have been paid on a single name credit default swap with respect to such security scaled down by that security’s weighting in the credit default swap index. The Master Fund may invest in newly developed mortgage related derivatives that may hereafter become available.

Risk Factors

Derivatives Risks. The Master Fund enters into derivatives transactions which may include, without limitation, total return swaps, credit default swaps, credit default swap indices (including mortgage-backed securities indices), interest rate swaps and other swap agreements, foreign currency exchange contracts, options contracts, futures contracts, options on futures contracts and forward contracts for investment, hedging or leverage purposes. The credit default swap indices in which the Master Fund may invest include the CMBX Index (a tradeable index referencing a basket of CMBS), the TRX Index (a tradeable index referencing total return swaps based on CMBS) or the ABX Index (a tradeable index referencing a basket of sub-prime MBS). In a credit default swap index, the buyer of protection is obligated to make ongoing payments to the seller of protection and in return the seller of protection is obligated to make a payment to the buyer of protection on the swap if a credit event occurs on one of the securities in the index. The size of the credit event payment is equal to what would have been paid on a single name credit default swap with respect to such security scaled down by that security’s weighting in the credit default swap index. The Master Fund’s use of derivative instruments may be speculative and involves investment risks and transaction costs to which the Master Fund would not be subject absent the use of these instruments, and the use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than the Master Fund’s initial investment in the derivatives. …

Risk Factors

10.

On page 59, we note you have added disclosure concerning the 2021 phase-out of LIBOR. Your disclosure briefly touches upon alternative rate setting methodologies as well as the potential for short- and long-term uncertainty and market instability in connection with the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”). With a view to disclosure, please explain how the Fund is planning for these issues and positioning it in light of market uncertainty. It is unclear, for example, how the Master Fund is monitoring the percentage of its investments that have fallback language and what it believes the implications of not having fallback language would be on its portfolio. Please revise as appropriate.

As of March 31, 2019, approximately 43.7% of the Master Fund’s investments were floating rate. The Funds have observed that, in the past 18 months, the market has evolved to a point where most loan agreements and MBS floating-rate instruments include relatively standardized fallback language for transitioning to an alternative index (which is defined to be the index that becomes generally used by lenders and other market participants in the mortgage loan industry) and a spread adjustment mechanism to prevent lenders from receiving a lower rate upon transition.

The Investment Manager is closely monitoring the progress of the phase-out and checking that appropriate alternative index disclosure is incorporated into their documents, but there is still some uncertainty with respect to how the phase-out will be implemented and what alternative index will be adopted, which will ultimately be determined by the market as a whole. The Funds note that they and the entire industry are evaluating the consequences of LIBOR becoming obsolete and they are poised to react to any developments from the market or regulators concerning this issue.

Conflicts of Interest

11.

On page 90, we note you modified disclosure addressing how various Blackstone entities share data and information relating to business and operations, trends, budgets, customers and other metrics. Your disclosure indicates the information is generally shared without compensation to the source and that, except for contractual obligations to third parties to maintain confidentiality of certain information and regulatory limits on the use of material non-public information, Blackstone is generally free to use data and information from the Master Fund’s activities to assist in the pursuit of various other activities, including to trade for the benefit of Blackstone or a Blackstone vehicle. With the view to disclosure, please:

a.	Tell us the type of data and information the Fund typically gives and receives.

In the “Management of the Fund” section, the Fund’s prospectus references the strength of Blackstone Real Estate’s (and by extension, the Investment Manager’s) platform with respect to its ability to analyze market-by-market supply/demand trends and its continuous analysis of market cycles. This ability relies, in part, on Blackstone’s ability to collect and analyze data from a range of potential sources. To date Blackstone has not entered into an information sharing arrangement with the Master Fund, but could potentially do so in the future. The Fund will revise its disclosure accordingly. The disclosure describes a type of information that could potentially be received from the Master Fund: “information from a portfolio entity [that] may enable Blackstone to better understand a particular industry and execute trading and investment strategies.” However, such information could also be obtained from a number of other sources, including third-party data vendors or other sources within Blackstone. The Master Fund and the Funds comprise approximately $800 million of assets under management, which is a relatively small portion of Blackstone Real Estate’s $140 billion of assets under management. To the extent data is shared within Blackstone, the Fund may benefit from the insights derived from the large amount of data to which Blackstone Real Estate has access from all sources.

b.	Tell us the Fund’s policies and procedures for determining which data and information to share or restrict.

The Investment Manager’s policies and procedures are designed to ensure that the data described in the disclosure are not used in a manner that would violate confidentiality obligations, applicable law (such as data privacy laws), or restrictions related to possession of material non-public information, including Blackstone’s information wall procedures.

c.	Revise your disclosure to discuss any other laws, including privacy laws, securities laws and fiduciary concepts, that otherwise restrict data and information sharing.

The Fund has updated its disclosure to note that the use or disbursement of any such data would be subject to compliance with applicable fiduciary obligations and privacy laws. The Fund’s disclosure also references compliance with regulatory restrictions related to the possession of material nonpublic information.

d.	Tell us how the adviser understands its 1940 Act obligations with respect to sharing certain data and Fund information for the benefit of other parties without compensation.

The Investment Manager believes its practices with regard to the collection and use of such data of the Master Fund are consistent with the Investment Manager’s fiduciary obligations and are otherwise in compliance with its 1940 Act obligations. In managing the Master Fund’s investment program, the Investment Manager inherently acquires certain information about the Master Fund’s investments. Applicable fiduciary obligations (including under the Advisers Act and the 1940 Act) do not require the Investment Manager to sequester market knowledge it acquires in the ordinary course of managing one fund before it can provide investment advice to another fund. In fact, Blackstone believes the accumulated investment information and expertise Blackstone acquires by managing multiple funds should inure to the benefit of all Blackstone clients, including the Fund, by improving the breadth and depth of Blackstone’s investment advice.

The Investment Manager receives no compensation with respect to this arrangement, and therefore the requirement to precisely describe all compensation to be paid under the Investment Management Agreement under Section 15(a) of the 1940 Act is not implicated. Instead, the Investment Manager views the accumulated investment information and expertise Blackstone acquires by managing multiple funds, including the Master Fund, as a “fall-out” benefit, as that term is described in the line of cases commencing with Gartenberg v. Merrill Lynch Asset Mgmt., 694 F.2d 923 (2d Cir. 1982), in interpreting Section 36(b) of the 1940 Act. This benefit will be described in detail to the Funds’ board in connection with re-approvals of investment advisory contracts.

The Funds propose revising the conflicts of interest disclosure as follows:

Blackstone receives or obtains various kinds of data and information from the Master Fund, Other Blackstone Vehicles and portfolio entities, including data and information relating to business operations, trends, budgets, customers and other metrics, some of which is sometimes referred to as “big data”. Blackstone may be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes, as a result of its access to this data and information from the Master Fund, Other Blackstone Vehicles and portfolio entities. ~~In~~

~~furtherance of the foregoing,~~ Blackstone has entered and will continue to enter into information sharing and use arrangements, ~~or otherwise engage in information sharing,~~ which may give Blackstone access to data that it would not otherwise obtain in the ordinary course, with ~~the Master Fund,~~ Other Blackstone Vehicles, portfolio entities, ~~and~~ related parties~~, such as~~ and service providers, and may in the future enter into such arrangements with the Master Fund. Although Blackstone believes that these activities improve Blackstone’s investment management activities on the Master Fund’s behalf and on behalf of Other Blackstone Vehicles, information obtained from the Master Fund and its portfolio entities would also provide~~s~~ material benefits to Blackstone or Other Blackstone Vehicles without compensation or other benefit accruing to the Master Fund or Fund shareholders, which is consistent with the arrangements with respect to Other Blackstone Vehicles. ~~For example,~~ In addition, information from an Other Blackstone Vehicle portfolio entity may enable ~~Blackstone~~ the Master Fund to better understand a particular industry and execute trading and investment strategies in reliance on that understanding ~~for Blackstone and Other Blackstone Vehicles that do not own an interest in the portfolio entity~~, without compensation or benefit to ~~the Master Fund or its~~ such Other Blackstone Vehicles or their portfolio entities. Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, compliance with applicable fiduciary obligations and privacy laws, and regulatory limitations on the use of material nonpublic information, Blackstone ~~is~~ would generally be free to use data and information from the Master Fund’s activities to assist in the pursuit of Blackstone’s various other activities, including to trade for the benefit of Blackstone or an Other Blackstone Vehicle. For example, Blackstone’s ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio entity in the same or related industry. Such trading may provide a material benefit to Blackstone without compensation or other benefit to the Master Fund or Fund shareholders. The sharing and use of “big data” and other information presents potential conflicts of interest and investors acknowledge and agree that any benefits received by Blackstone ~~will~~ would not ~~offset the Investment Manager’s management fee or otherwise~~ be shared with investors. As a result, the Investment Manager may have an incentive to pursue investments that have data and information that can be utilized in a manner that benefits Blackstone or Other Blackstone Vehicles. As of March 31, 2019, the Master Fund and the Funds comprise approximately $800 million of assets under management, which is a relatively small portion of Blackstone Real Estate’s $140 billion of assets under management. To the extent data is shared within Blackstone, the Fund may benefit from the insights derived from the large amount of data to which Blackstone Real Estate has access from all sources.

12.

On page 98, we note the new disclosure concerning Refinitiv pricing services includes a statement that the pricing information provided by Refinitiv to the Master Fund is the same as the pricing information provided by Refinitiv to all other customers. With the view to disclosure, please:

a.	Tell us whether Refinitiv provides valuations of Blackstone-owned portfolio securities generally.

The Master Fund utilizes Refinitiv’s Evaluated Pricing Service for pricing certain bonds, loans, interest rate swaps and foreign currency forwards in its portfolio. The issuers of such investments may in some cases be owned by Blackstone affiliates. Refinitiv provides valuation services to multiple Blackstone-advised funds pursuant to a platform wide agreement.

b.	Clarify any instances where the Master Fund used Refinitiv to value an investment where the reference to all other customers would only be to Blackstone-affiliated entities.

The Evaluated Pricing Service is an independent pricing agent that evaluates over 2.5 million fixed income securities daily. The Evaluated Pricing Service does not price securities for subscribers on an individualized basis; rather, once determined, such prices become publicly available to anyone who has subscribed to the service. The Funds are not aware of any securities that are valued by Refinitiv and only held by Blackstone affiliates (including the Funds). To the extent Refinitiv does value an investment that is only held by Blackstone affiliates, Refinitiv would not use a different valuation approach for such investments and in such cases related investments of the same issuer are generally held by non-affiliates and also valued by Refinitiv.

c.	Discuss any policies and procedures in place at the Fund to ensure the continued objectivity of the valuations provided.

Before and since the acquisition of Refinitiv by a consortium of private equity funds led by Blackstone Capital Partners, the Evaluated Pricing Service and its operations have remained independent with no involvement whatsoever from Blackstone. Blackstone Capital Partners refers to Blackstone’s general corporate private equity funds, which is a separate unit of Blackstone from Blackstone Real Estate Debt Strategies (Blackstone’s real estate debt investment funds, including the Funds). The evaluations represent an independent fair market value depicting levels that market participants would transact under normal trading conditions. The independence of the Evaluated Pricing Service is maintained through its robust methods of work and several compliance controls. Specifically, the evaluation methodologies are completely transparent and are available to all clients; Refinitiv’s team of analysts are assigned to specific asset classes, not to customer portfolios; evaluations include multiple observable inputs sourced from many market participants through multiple providers; and valuations are subject to daily price challenges from multiple customers, including Blackstone. In addition, daily tolerance and unchanged price reports are reviewed by fixed income evaluators and the management team to capture appropriate security / market movements; trade price compares and broker quote compares validate the accuracy of the evaluated price; price challenge statistics that depict the number of price challenges submitted by each customer are reviewed by volume and price direction; and key controls are validated by independent auditors in Refinitiv’s audited reports.

The Funds note that no affiliation or other relationship existed between Refinitiv and the Funds at the time the contract between a Blackstone affiliate and Refinitiv was entered into. Further, Blackstone was provided a letter from Refinitiv certifying that it is independent of Blackstone. Refinitiv’s independence from Blackstone is further evidenced by information barriers that prevent shared access to each other’s information and the lack of shared operations, personnel and facilities.

The Funds have considered the 1940 Act implications of Refinitiv providing them with pricing services and, although not required, believe it is best practice that such arrangement be approved at least annually by the Boards of the Funds. Thus, the Funds will seek Board approval to continue to utilize the Evaluated Pricing Service at the time the contract comes up for renewal.

Should you have any questions or comments, please feel free to call Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,

/s/ Rajib Chanda